AVIVA PLC

VIA EDGAR

September 6, 2013

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:	Joel Parker

Re:	Aviva plc
Form 20-F for the Year Ended December 31, 2012
Filed March 25, 2013
File No. 1-34486

Dear Mr. Parker,

Our legal counsel, Willkie Farr & Gallagher LLP, appreciated the opportunity to speak with your colleague Sasha Parikh on September 5, 2013 in connection with the staff’s comment letter dated September 4, 2013, with respect to the above-referenced filing.

As discussed, our financial and accounting teams are reviewing the comments and need additional time in order to coordinate and prepare our thoughtful response. We will file a response that we expect will address your comments in a complete and detailed manner by October 2, 2013. We understand, based on the staff’s discussion with our counsel, that this extension request will be acceptable.

If you have any comments, or would like further information, please contact the undersigned at +44 20 7662 2525, or Mr. Joseph Ferraro with the London office of Willkie Farr at +44 20 7153 1218.

Sincerely,

/s/ David F. Rogers

David F. Rogers

Chief Accounting Officer

cc:	Ms. Sasha Parikh
Staff Accountant
Securities and Exchange Commission

Mr. Mark Wilson
Chief Executive Officer
Aviva plc

Mr. Joseph D. Ferraro
Willkie Farr & Gallagher LLP